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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           ELTRON INTERNATIONAL, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                              COMMON STOCK, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  290382 10 0
                      ------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 290382 10 0              SCHEDULE 13G        PAGE   2   OF   6   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Taiwan Semiconductor Co., Ltd.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
               Taiwan
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                         378,446
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                          0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                        378,446
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                    0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                378,446
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*
                                                       [ ]
          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                5.2%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

               CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!






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CUSIP NO. 290382 10 0              SCHEDULE 13G        PAGE   3   OF   6   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Arthur Wang
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
               Taiwan
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                         378,446
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                          0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                        378,446
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                    0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                378,446
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*
                                                       [ ]
          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                5.2%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

               IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!






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ITEM 1.

               (a) This Schedule 13G relates to the Common Stock of Eltron International, Inc., a California corporation (the "Issuer").

               (b) The address of the Issuer's principal executive office is 41 Moreland Road, Simi Valley, California 93065.

ITEM 2.

               (a) This Schedule 13G is filed by Taiwan Semiconductor Co., Ltd. ("TSC") and Arthur Wang. TSC directly owns the shares of Common Stock of the Issuer. Arthur Wang is the Chairman of TSC.

               (b) The filing persons' business address is 2F, No. 8, Alley 16, Lane 235, Paochiao Rd., Hsin Tien City, Taipei Hsien, Taiwan, R.O.C.

               (c) TSC is a Taiwanese corporation and Arthur Wang is a citizen of Taiwan.

               (d) The class of securities to which this Schedule 13G relates is the Common Stock, no par value, of the Issuer.

               (e)   The CUSIP number of such securities is 290382 10 0.

ITEM 3.        STATEMENTS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b)

               This statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b).

ITEM 4.        OWNERSHIP

               (a) As of December 31, 1996, the filing persons beneficially owned 378,446 shares.

               (b)   Such ownership constituted 5.2% of the class.

               (c) As to such shares, the number of shares as to which such persons have:

                      (i) sole power to vote or to direct the vote is 378,446,

                     (ii)   shared power to vote or to direct the vote is 0,

                    (iii) sole power to dispose or to direct the disposition of is 378,446, and

                     (iv) shared power to dispose or to direct the disposition of is 0.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                     Not applicable.





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ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                     Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                     Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

                     Not applicable.

ITEM 10.       CERTIFICATION

                     This Schedule 13G is not filed pursuant to Rule 13d-1(b).
























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                                   SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





February 12, 1997                         TAIWAN SEMICONDUCTOR CO., LTD.



                                          By: /s/May Jone
                                             ----------------------------------



                                          /s/ Arthur Wang
                                          -------------------------------------
                                              Arthur Wang


Note: Six copies of this statement, including all exhibits, should be filed with the Commission

ATTENTION:      INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)










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